Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Israel Acquisitions Corp

Bee Cave, TX

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 17, 2022, except for the effects of the share surrender described in paragraph 7 of Note 1, as to which date is August 30, 2022, and the effects of the share surrender described in paragraph 8 of Note 1, as to which date is November 22, 2022, relating to the financial statements of Israel Acquisitions Corp, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

Very truly yours,

/s/ BDO USA, LLP

New York, New York

November 22, 2022